

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 16, 2009

Mr. Richard Reincke
President
GWS Technologies, Inc.
15455 North Greenway-Hayden Loop, Suite C4
Scottsdale Arizona 85260

> **RE: GWS Technologies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 7, 2009**
> **File No. 0- 52504**

Dear Mr. Reincke:

    We have completed our review of your Form 8-K and have no further comments at this time.

                    Sincerely,

                    Ta Tanisha Meadows
                    Staff Accountant